SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                              Amendment No. 15
                                    to
                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                           Hills Stores Company
                             (Name of Issuer)


                        Common Stock, $.01 par value
                      (Title of Class of Securities)

                                431692102
                               (CUSIP Number)


                           David P. Levin, Esq.
             Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                             919 Third Avenue
                         New York, New York  10022
                              (212) 715-9100
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)


                               May 24, 1995
                   (Date of Event which Requires Filing
                            of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box:  /_/


Check the following box if a fee is being paid with this statement: /_/



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                      Amendment No. 15 to Schedule 13D

          This Statement amends the Schedule 13D, dated May 6, 1994, as amended on July 22, 1994, July 28, 1994, August 11, 1994, August 17, 1994, August 30, 1994, September 21, 1994,
September 26, 1994, February 23, 1995, March 7, 1995, April 27, 1995, May 4, 1995, May 5, 1995, May 12, 1995 and May 17, 1995
(the "Schedule 13D"), filed by Dickstein & Co., L.P., Dickstein International Limited, Dickstein Focus Fund L.P., Dickstein Partners, L.P., Dickstein Partners Inc. and Mark Dickstein with respect to the Common Stock, $.01 par value (the "Common Stock"), of Hills Stores Company, a Delaware corporation (the "Company"). Notwithstanding this Amendment No. 15, the Schedule 13D speaks as of its respective dates. Capitalized terms used without definition have the meanings ascribed to them in the Schedule 13D.


I. Item 4 of the Schedule 13D, "Purpose of the Transaction," is amended by adding the following:

     "On May 24, 1995, Dickstein Inc. announced that it had increased the consideration under its proposal to acquire the Company from $25 per share to $27 per share, consisting of $22 per share in cash and $5 per share in debt securities. The debt securities, which would be issued by a holding company, would bear interest at 14% per annum (payable in kind for up to five years) and mature in twelve years. Dickstein Inc. also reported that it had been advised by NatWest Bank N.A. ('NatWest') and National Westminster Bank, plc, New York Branch ('NatWest Markets') that they are 'highly confident' with respect to arranging all of the debt financing necessary to consummate the acquisition proposal.

     Mark Dickstein, President of Dickstein Inc., sent a letter to Michael Bozic, President and Chief Executive Officer of the Company, informing him of these developments. A copy of Dickstein Inc.'s press release in respect of the developments, including the text of Mr. Dickstein's letter to Mr. Bozic, is attached hereto as Exhibit 14. A copy of NatWest's 'highly confident' letter is attached hereto as Exhibit 15. A copy of NatWest Markets' 'highly confident' letter is attached hereto as
Exhibit 16."



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II.   Item 7 of the Schedule 13D, "Material to be Filed as
      Exhibits," is amended by adding the following Exhibits:

          "Exhibit 14    Press release, dated May 24, 1995.


           Exhibit 15 Letter, dated May 24, 1995, from NatWest to Dickstein Inc.

           Exhibit 16    Letter, dated May 24, 1995, from NatWest
                         Markets to Dickstein Inc."





































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                                 SIGNATURE

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  May 24, 1995

                             DICKSTEIN & CO., L.P.

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             general partner of Dickstein
                             Partners, L.P., the general partner
                             of Dickstein & Co., L.P.

                             /s/ Alan Cooper
                             Name:  Alan Cooper

                             DICKSTEIN INTERNATIONAL LIMITED

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             agent of Dickstein International
                             Limited

                             /s/ Alan Cooper
                             Name:  Alan Cooper

                             DICKSTEIN FOCUS FUND L.P.

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             general partner of Dickstein
                             Partners, L.P., the general partner
                             of Dickstein Focus Fund L.P.

                             /s/ Alan Cooper
                             Name:  Alan Cooper

                             DICKSTEIN PARTNERS, L.P.

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             general partner of Dickstein
                             Partners, L.P.

                             /s/ Alan Cooper
                             Name:  Alan Cooper

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                             DICKSTEIN PARTNERS INC.

                             By:  Alan Cooper, as Vice President


                             /s/ Alan Cooper
                             Name:  Alan Cooper


                             /s/ Mark Dickstein
                             Name:   Mark Dickstein




































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